Burns, Figa & Will, P.C.
Suite 1000, Plaza Tower One
6400 South Fiddler’s Green Circle
Greenwood Village, CO 80111

October 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:       Jennifer R. Hardy, Esq., Branch Chief
                Mail Stop 7010

Re:          Isonics Corporation
                *              Registration Statement on Form S-3
                                Commission File No. 333-134816

                *              Form 10-KSB for the year ended April 30, 2006

Ladies and Gentlemen:

Thank you for your comment letter of September 13, 2006, referring to Isonics’ registration statement on Form S-3 (333-134816) and certain of Isonics’ reports filed under the Securities Exchange Act of 1934 as referenced above. The following paragraph numbers refer to the paragraphs contained in your letter of September 13, 2006, referring to the registration statement.

General

1.                                       We note your response to prior comment 1.  However, given the size of the transaction and the nature of the resellers as active market participants, the selling stockholders appear to be affiliates of the company.  Please note that in determining whether a stockholder is an affiliate, we disregard the existence of ownership caps in the contracts between the stockholder and the company.  Therefore, this does not appear to be a valid secondary offering that can be registered as a continuous and delayed offering under Rule 415.

We are aware that this comment repeats the staff’s earlier comment on the same point.  For all of the reasons set forth in our prior comment response letter, we believe that the staff’s comment is not consistent with earlier interpretations of this issue under Rule 415 or Form S-3.  We understand that the SEC staff started to reconsider certain of the issues raised by this comment this past summer (2006) after Isonics had completed its financing with Cornell Capital and after Isonics had filed the original registration statement.  We do not believe that it is fair or equitable to Isonics or Cornell to apply what is apparently a new position to a transaction that occurred before the new position was made public.  We also do not believe that this transaction imposes the risks that the staff’s new position is intended to address.

Admittedly, if Cornell were to convert all of its debentures and exercise all of its warrants at a single time, up to 64,000,000 Isonics shares could be issued.  That would be impossible in this matter.

First of all, the registration statement only seeks to register 8,735,785 shares, a fraction of what might otherwise be issued.  (The July 31, 2006, Form 10-Q reports that Isonics had 46,358,044 shares outstanding.)  The practical impact is that Cornell is not likely (any more than any other investor) to convert debt into restricted securities that are not subject to a registration statement.

Even more so, Cornell is prohibited by agreement and Isonics’ capital structure from obtaining more than the 8,735,785 shares being registered at this time (which includes 660,000 shares that have been issued and 8,075,785 shares issuable upon conversion or exercise).  We understand the staff’s concern about share caps, but we point out that, in Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001), the Commission took a contrary position in a § 16(b) case that was supported by the decision of the Court of Appeals.  In an amicus brief (quoted at 263 F.3d at 13), the Commission said:  “a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.”  In that case (263 F.3d at 20-1), the Court held, “On the whole, the conversion cap effectuates a clear prohibition on Southbrook’s ability to convert shares to the extent that conversion would result in it owning in excess of 4.9% of ImmunoGen’s outstanding common stock.”  That is the same situation in which Cornell finds itself and should lead to the same conclusion.

The Levy case dealt with issues under § 16(b).  This case argues even more strongly toward the effectiveness of the share cap limitations.  In addition to the share cap limitations which prohibit Cornell from acquiring more than 4.99% (found in the debentures and the warrants), both the remaining warrants and debentures absolutely prohibit any conversion or exercise until after shareholder approval of an increase in authorized capital and the Cornell transaction itself.  This provision is not waivable by the parties and can only be satisfied by shareholder approval.  Furthermore, Isonics has insufficient authorized, unreserved shares to allow Cornell to exercise any more than the 8,075,785 shares that could be issued for resale under the registration statement.

The staff has reviewed the proxy statement filed for this meeting (to be held on October 30, 2006).  Because of the small percentage ownership by management and the Isonics board, there can be no assurance that the two proposals will be approved.  Thus the share cap limitations that you mention in your comments are not relevant at the present time.  The limitations in authorized capital and the requirement for shareholder approval are much more important.  Additionally, because of the risk of shareholder approval for both the increase in authorized capital and approval of the transaction itself, together with Isonics’ financial condition (with a working capital deficit at July 31, 2006, after the completion of the Cornell transaction), it is clear that Cornell has taken a significant credit risk in the transaction, and applying the issues raised in your comment is neither fair at this time nor necessary for the protection of the public.

Finally, under the agreements (and assuming shareholder approval of both proposals), Isonics will have the obligation to file another registration statement.  That registration statement is, in our opinion, the better place to address the issues raised by comment no. 1.  That registration statement will (if the shareholders approve both proposals) seek to register a larger number of securities potentially issuable to the selling shareholder.  We believe that such a registration will be consistent with the interpretations of Rule 415 and Form S-3 as of the time that the transactions occurred, but will consider whether it would be appropriate to file a Form S-1 registration statement at that time.

2.                                       We note your response to comments 2-3 of our July 3, 2006, comment letter.  It appears that there are conditions to your performance that must be satisfied or waived by the purchaser prior to the third closing date.  To the extent that the investor must determine whether a particular condition to closing is satisfied or waived, the investor appears to retain investment discretion.  Accordingly, it does not appear that you have a completed sale of securities that is exempt from Section 4(2) of the Securities Act.  Similarly, it is unclear why you believe the changes contained within the Surrender and Reissuance Agreement are immaterial in light of the disclosure contained in your Form 8-K filed with the Commission on June 21, 2006.  Please advise.

In our prior response to your comment #2, we stated:  “You are correct in that you note that a portion of the debenture ($3,000,000) will not be issued until no later than two days prior to the date the registration statement is declared effective.”  We also quoted paragraph 3S(b) in the March 1999 Supplement to your Manual of Publicly Available Telephone Instructions as follows:

“There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”

In our prior response, we stated “Under the agreements, the purchaser is obligated to fund the remaining debenture prior to the effectiveness of the registration statement.”  Because anticipated effectiveness of the registration statement is the only condition to the purchaser’s obligation to purchase the $3,000,000 debenture, and because that condition is not within the purchaser’s control, we believe that the purchaser’s obligation meets the requirements of paragraph 3S(b).

In our prior response to your comment #3, we stated:  “The revision of the terms of the transaction were due to issues raised by the Nasdaq Stock Market.  When the examiners reviewed the documents as filed, they raised concerns that the 20% limitation required by Nasdaq Marketplace Rule 4350(i) (where shareholder approval had not been obtained) was not sufficiently addressed.  After discussion with the examiners, Isonics and the purchaser entered into some amendments which were intended to clarify the parties’ original intentions — that common stock constituting less than 20% of the total outstanding on May 31, 2006, would be the maximum issuable absent shareholder approval.”

It is Isonics’ opinion, as is evidenced by the ‘Clarifying Letter’ between Isonics and Cornell dated June 5, 2006 (a copy of which was attached to our prior correspondence), neither Isonics nor Cornell considered these changes to be material; the changes were intended merely to reflect the original intentions of the parties.  Your comment referenced the disclosure contained in Isonics’ Form 8-K filed on June 21, 2006.  That Form 8-K was filed to ensure that the public (including Isonics’ shareholders) had complete disclosure regarding Isonics’ situation both with respect to the Cornell transaction and with respect to the Nasdaq issues.  We do not believe that the disclosure contained in the Form 8-K is inconsistent with the discussion above.

3.                                       We note your response to comment 4 of our letter dated July 3, 2006.  In your Amendment to Form 8-K dated July 21, 2006, you disclose that you received a deficiency notice from NASDAQ on June 12, 2006, regarding your compliance with NASDAQ Marketplace Rule 4350(i)(1)(A) with respect to this transaction.  Please revise your disclosure to disclose your reasons for entering into the Surrender and Reissuance Agreement, including your correspondence with NASDAQ regarding your listing status.

Isonics has added disclosure which we believe satisfies your concerns.

Prospectus Summary, page 6

4.                                       We read that your Class B Warrants and Class C Warrants are no longer exercisable pursuant to the existing registration statement.  Please tell us and revise to clarify the accounting impact, if any, which results from this situation.  In this regard, we note your reference to damages payable to investors at the top of page 20.

In connection with your last sentence of this comment, we note that the risk factor you reference states that “we may be obligated to pay the investors of those securities liquidated damages [emphasis supplied].”  Thus there is no assurance that Isonics will be obligated to pay damages to the holders of the Class B and Class C Warrants.

Isonics does not believe there is a material accounting impact related to the inability of the Class B and C Warrant holders to currently exercise their warrants.  The Class B Warrants are exercisable at $1.50 per share and the Class C Warrants are exercisable at $2.50 per share.  At the time Isonics filed its Form 10-KSB for the year ended April 30, 2006 (filed on July 26, 2006), Isonics’ stock price was $0.56 per share.  In the intervening period, the market price for Isonics stock has reached a closing high of $1.11 (on August 15, 2006) and closed at $0.79 on September 29, 2006.  Because the stock price was significantly below the respective warrant exercise prices at the time Isonics’ was unable to incorporate its annual report by reference into the existing Form S-3 and because its stock price has remained significantly below the respective warrant exercise prices in the intervening period, Isonics believes that it is not probable that a claim will be asserted by the warrant holders and, if asserted (which likelihood of occurrence may be reasonably possible), Isonics does not believe its monetary exposure is material and requires disclosure.  We believe Isonics has revised disclosure to address your concern.

Risk Factors, page 11

Our ability to obtain further financing when necessary  . . ., page 11

5.                                       We note your response to comment 8 of our July 3 letter.  Please revise your disclosure to discuss the subject of the notifications you received from NASDAQ, including your efforts to regain compliance and your deadline for curing the deficiency.  In addition, please disclose the current market price of your common stock and discuss the likely dilutive effect of this transaction on the market price of your common stock.

Isonics has added language as suggested.

A holder of a portion of the remaining 8% Debentures . .. ., page 14

6.                                       We note your response to comment 6 of our letter dated July 3, 2006.  Please revise to provide the total potential cost if it is determined that you defaulted on the 8% Debentures.  Please also revise to discuss to variable conversion provision that is the basis of the holder’s assertion and to specify your other bases for contesting the alleged default.

Isonics has changed the disclosure in this risk factor to address your comment.  We are concerned about making significant further changes which might be interpreted to limit Isonics’ defenses in future litigation, should any such litigation develop.

Outstanding 6% and 8% Debentures . . ., page 19

7.                                       We note your response to comment 9 of our letter dated July 3, 2006.  Please revise your discussion to address the $3 million 6% Debentures that are currently unfunded.

We first note that Isonics intends to change the disclosure from $13,000,000 of 6% Debentures to $16,000,000 when the 6% Debenture purchase occurs (two days before effectiveness).  We believe that such a change will satisfy the concerns expressed in your comment.  In the meantime, Isonics has added additional disclosure to address the specific request in your comment.

Use of Proceeds, page 21

8.                                       Please expand your discussion of your use of the proceeds from the 6% Debentures to disclose the principal terms of your obligations to Lucent Technologies and the holders of the 8% Debentures.  Refer to Item 504 of Regulation S-B and Instruction 1 thereto.  In addition, please allocate the amount of proceeds you intend to use for each purpose you identify and, if your reference to “strategic investments” refers to the acquisition of assets or other businesses, provide the disclosures identified in Instruction 2 to Item 504 of Regulation S-B.

Isonics has expanded the discussion as you suggested.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Report of Independent Registered Public Accounting Firm, page F-2

9.                                       Please amend your Form 10-KSB to include a signed audit opinion from Hein & Associates, LLP.

This amendment was filed on September 26, 2006.

Note 9 — Borrowings, page F-21

10.                                 We note that your 8% convertible debentures, net of discount, have balances of approximately $18.1 million at April 30, 2005 and $10.4 million at April 30, 2006.  Please supplementally provide to us a rollforward of the balance from May 1, 2005 through April 30, 2006 detailing principal payments made in cash, principal payments made in common stock, conversions of the debentures into common stock and any other activity.

Please see the following requested supplemental schedule prepared by Isonics.

Date	Beginning Nominal Principal Outstanding	Amortization Payment in Stock - Nominal Principal	Induced Conversion - Nominal Principal	Ending Nominal Principal Outstanding	Ending Balance, Net of Discount
5/1/2005	$22,770,000			$22,770,000	$18,065,624
6/1/2005	$22,770,000			$22,770,000	$18,342,266
7/1/2005	$22,770,000			$22,770,000	$18,614,216

8/1/2005	$22,770,000			$22,770,000	$18,899,531
9/1/2005	$22,770,000			$22,770,000	$19,189,356
10/1/2005	$22,770,000			$22,770,000	$19,474,268
11/1/2005	$22,770,000			$22,770,000	$19,773,181
12/1/2005	$22,770,000			$22,770,000	$20,342,545
1/1/2006	$22,770,000			$22,770,000	$20,947,976
2/1/2006	$22,770,000			$22,770,000	$21,591,696
3/1/2006	$22,770,000	$1,897,500		$20,872,500	$20,016,075
3/8/2006	$20,872,500		$9,000,000	$11,872,500	$11,292,545
4/1/2006	$11,872,500	$1,897,500		$9,975,000	$10,144,340
4/30/2006	$9,975,000			$9,975,000	$10,432,416

During fiscal year 2006, Isonics made no monthly amortization payments involving principal in cash and the holders of the 8% convertible debentures did not convert any portion of their debentures at the fixed conversion price of $5.00 per share, such conversion price exceeding Isonics’ stock price at all times throughout the fiscal year.  Isonics’ accounting for the 8% convertible debentures is described in Footnote 9 (pages F-22 through F-25) to Isonics’ consolidated financial statements filed in its Form 10-KSB/A1 on September 26, 2006.  Additionally, a summary of activity related to our 8% convertible debentures for the period subsequent to April 30, 2006, can be found in Isonics’ Form 10-Q for the quarter ended July 31, 2006 (filed on September 14, 2006) on pages 33 and 34.

Closing Comment

11.                                 Please also review the representations requested on pages 6-7 of our letter dated July 3, 2006 and provide these representations in the form requested.

Isonics has provided the representations in the form requested.

Please let us know if you have any further questions or comments.  Isonics would like to be able to seek effectiveness of this registration statement as soon as convenient.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

Cc:          Isonics Corporation
                Hein & Associates, LLP